UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
Under Section 12(g) of the Securities Exchange Act of 1934

AMENDMENT #1

TheAmericanWest.com, Inc.
(Name of small business issuer in its charter)

Nevada
(State or jurisdiction of
incorporation or organization)

88-0422023
(I.R.S. Employer
Identification Number)

12691 Apple Valley Road
Apple Valley, California 92308
(760) 240-2401
(Address and telephone of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of exchange on which registered

Securities to be registered pursuant to Section 12(g) of the Act.

Title of each class	Name of exchange on which registered
Common Stock	None

I

Table of Contents
PART I

THE COMPANY	3
BUSINESS AND PROPERTIES	3
DESCRIPTION OF SECURITIES	15
DIVIDENDS, DISTRIBUTION AND REDEMPTIONS	17
OFFICERS AND KEY PERSONNEL OF THE COMPANY	17
DIRECTORS OF THE COMPANY	19
PRINCIPAL STOCKHOLDERS	22
MANAGEMENT RELATIONSHIPS, TRANSACTIONS, REMUNERATION	23
LITIGATION	24
MISCELLANEOUS FACTORS	25
MANAGEMENT'S DISCUSSION/ANALYSIS OF RELEVANT FACTORS	25

PART II

MARKET PRICE/DIVIDENDS ON REGISTRANT'S COMMON EQUITY & RELATED STOCKHOLDER MATTERS	26
LEGAL PROCEEDINGS	26
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS	26
RECENT SALES OF UNREGISTERED SECURITIES	27
INDEMNIFICATION OF DIRECTORS AND OFFICERS	27

PART F/S

FINANCIAL STATEMENTS	28

PART III

INDEX TO EXHIBITS	43
DESCRIPTION OF EXHIBITS	43

SIGNATURES

SIGNATURES	44

THIS DOCUMENT CONTAINS ALL OF THE REPRESENTATIONS MADE BY THE COMPANY, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. POTENTIAL INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY

INFORMATION NOT EXPRESSLY SET FORTH IN THIS DOCUMENT.

This document, together with Financial Statements and other attachments consists of a total of 62 pages.

II

TheAmericanWest.com

THE COMPANY

1.

Exact corporate name:	TheAmericanWest.com, Inc.
State and date of incorporation:	Nevada, March 30, 1999
Street address of principal office:	12691 Apple Valley Road
Apple Valley, California 92308
Company telephone number:	(760) 240-2401
Fiscal year:	December 31
Person(s) to contact at Company with respect to offering:	John A. Schaffer
President, TheAmericanWest.com
(760) 240-2401

BUSINESS AND PROPERTIES

3.

With respect to the business of the Company and its properties:

(a)

Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that will be rendered.

TheAmericanWest.com Company began operations in the Spring of 1999. The company is an Internet based company whose primary business is to facilitate business-to-business sales, business-to-consumer sales and person-to-person (auction) trading of clothing, furnishings, accessories, art, memorabilia, travel/entertainment packages, and all other goods and services with an American Old West theme. TheAmericanWest.com web site is a virtual Old West town with merchant sites, an auction site, and community centers that provide information on “everything Western” and allow visitors to interact with the company and with each other.

Direct Consumer Sales

TheAmericanWest.com intends to overcome the inefficiencies of the traditional “brick and mortar” trading platform by exploiting the unique characteristics of the Internet. TheAmericanWest.com is intended to serve a large, targeted niche market and therefore does not directly compete with other online retailers. TheAmericanWest.com currently offers a wide variety of western themed products that can be purchased through the website.

Once a significant volume of sales is realized, sales data can be analyzed to determine potentially profitable products. TheAmericanWest.com intends to use its sales data and merchant resources to develop its own branded line of clothing, furnishings, and accessories.

Through the work of TheAmericanWest.com's Advisory Board, currently consisting of members of the current board of directors, the company intends to develop and offer to business-to-business and business-to-consumer clients a wide range of western goods and services, including many products which have been unavailable to Western merchants and related businesses in the Western industry. The development of these potential goods or services will likely not occur until significant sales of existing products are achieved. These potential products would likely be produced by 3rd party manufacturers to our specifications.

TheAmericanWest.com

Business to Business

United States Census Bureau data show that business-to-business (B-to-B) e-commerce dominated 1999 e-commerce activity. Merchant wholesale e-commerce sales were 5.3 percent ($134 billion) of total sales ($2,541 billion) for 1999. This is a significant and revolutionary way businesses are and will increasingly do their purchasing in the new century.

TheAmericanWest.com management believes no company has established a position of leadership or market dominance within the western lifestyle category. TheAmericanWest.com intends to take the lead in establishing a cooperative business-to-business Western goods and services site that will benefit all those who seek to do business in the Western category.

TheAmericanWest.com co-operative business-to-business site will serve independent Western stores located throughout North America and abroad. By combining the purchasing power of many small retailers into a cooperative purchasing program, retailers will be made more competitive with the large chains, and with other marketers who use the Internet for business-to-consumer business. Small independent western store owners can aggregate their purchasing power through the American West.com. products are purchased at bulk rates from the manufacturer with revenue to the American West.com taken from the cost savings that would be unavailable to the independent merchant.

The cooperative web site can also be the vehicle through which new and unique wholesale products and/or private label or branded merchandise can be offered to members of the cooperative on a semi-exclusive basis. TheAmericanWest.com intends seek products which can be wholesaled to our members via the Internet, in the growing business-to-business sector.

The cooperative structure will give the independent retailers and wholesalers alike a vested interest in helping TheAmericanWest.com succeed because they and their customers will be benefiting from volume purchasing. If TheAmericanWest.com is able to implement this type of plan on a large scale, even a 3% gross of these sales could generate a substantial revenue stream for the company. This 3% of gross is a target figure and there can be no assurance The American West.com will realize the volume of business that would be necessary for this or any other percentage to result in a substantial revenue stream.

(b)

Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product, state the present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent on one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company is an Internet based company with several western themed domain names at its disposal, including TheAmericanWest.com. Currently, the TheAmericanWest.com web site is installed with approximately 100 merchants offering more than a thousand individual items.

The American West.com’s Old West Town themed website overcomes the inefficiencies of the traditional high cost, low volume, and fragmented industry by exploiting the unique characteristics of the Internet platform.

TheAmericanWest.com

Provide a Compelling Trading Platform that Attracts Both Buyers and Sellers.

The virtual Old West Town is a web-based community that is interactive and entertaining. The company intends to implement a live auction site, and opportunities for Western Enthusiasts to socialize, educate and interact through posting boards, e-mail, etc.

Expand and Enhance Features and Functionality.

The American West will maintain a focus on expanding and enhancing its service offering to continually improve the purchasing and trading experience. Improvements will include pre-trading features such as simplified site and product update tools for merchants, post-trading features such as self-service shipment tracking and account histories for buyers, and processing of buyer profiles to allow one-to-one marketing events and other customized marketing activities.

Grow TheAmericanWest.com Community Base.

The Company will focus on two key areas to achieve growth:

     Attain a substantial number of merchants, expand product categories and product offerings through a phone campaign, dramatic and trade industry event presence and sponsorship, and trade publication advertisement, and by building merchant relationships. The web site’s community and information centers will be developed to attract and retain customer interest through the process of achieving a large number of merchants.

     Capture intensive demand by identified buyers: the known U.S. market for Western related goods and services will be targeted for increased brand awareness through attendance and sponsorship of high visibility industry events supported by national advertisements in targeted publications, banners and other placements on high-traffic web-sites and links to other existing Western related sites.

The American West.com expects repeat visits to the website will be generated by;
1) providing a broad range of product and service offerings;
2) facilitating a convenient and trouble free buying experience;
3) providing a virtual “Old West” experience; and,
4) fostering TheAmericanWest.com community affinity and loyalty through interaction with other users who share the Old West interests and values

Maintain the Highest Level of Customer Service.

TheAmericanWest.com believes that its ability to establish and maintain long-term relationships with its customers and encourage repeat visits and purchases depends, in part, on the strength of its customer support and service operations and staff. Furthermore, the Company values frequent communication with and feedback from its customers in order to continually improve the store and its services.

The American West offers customer support during normal business hours by telephone and 24 hour a day, seven day a week support my e-mail. Most customer support inquiries will be handled via e-mail, with customer e-mail inquiries typically answered within 24 hours after submission.

TheAmericanWest.com also offers customers the following customer services:

     Free e-mail addresses are currently available to enable customers to request information and to encourage feedback and suggestions.

TheAmericanWest.com

TECHNOLOGY

TheAmericanWest.com currently has out-sourced its hosting functions to Interland in Atlanta, Georgia under its True Advanced plan at a rate of $49.95 renewed quarterly. The American west.com does not own any of the server equipment or lease any line connections. The American West.com can cancel or move these services at any time without penalty.

TheAmericanWest.com has its web development in house and has implemented a broad array of site management, search, customer interaction, transaction-processing and fulfillment services and systems using a combination of its own custom software code and commercially available licensed software applications. The company's current strategy is to license commercially available technology whenever possible rather than seek internally developed solutions.

TheAmericanWest.com currently has an auction site completed and did operate it for a period of time. Currently, the auction functions are forwarded to eBay. Auction requests are being forwarded until sufficient site traffic exists to support the labor expense of maintaining the auction internally.

In addition to these features, TheAmericanWest.com has planned as part of their western themed community, bulletin board areas where users can interact with each other and The American West.com staff and support personnel.

Radio features are currently being provided by a link to Live365.com. Movies features are currently being provided by a link to yahoo.com. Weather information is currently being provided by a link to weather.com. The American West.com does not have any exclusive agreements with these providers. These content providers could make the content unavailable at any time without notice or charge fees for use that would significantly impact The American West.com’s ability to provide these features.

(c)

Describe the industry in which the Company is selling or expects to sell its products or services And, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether price is expected to be by price, service, or other basis. Indicate the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitor's products or services, including a description of any variation in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Growth of Online Commerce

The Internet continues to grow rapidly as a medium for global commerce. In a June, 1999 report on the growth and importance of electronic commerce in the U.S. economy, Secretary of Commerce, William M. Daley, writes, “The Internet is changing the way businesses do business, from the acquisition and servicing of customers, to the management of their relations with suppliers. It is revolutionizing our access to information and the way we communicate, shop, and entertain ourselves. While the numbers are still small, when compared to our overall economy, they are growing more rapidly and provide more evidence that electronic commerce will be the engine for economic growth in the next century.”1

1 “The Emerging Digital Economy II,” U.S. Department of Commerce, June 1999

TheAmericanWest.com

The United States Department of Commerce announced second quarter 2001 retail e-commerce sales were $7.458 billion, an increase of 24.7 percent from second quarter 2000 2

The American West.com believes the widening acceptance of e-commerce presents enormous opportunity for businesses but warns that there can be no assurance our business will experience the same growth or otherwise benefit from growth in e-commerce as a whole.

The Western Goods Industry

The Western goods industry is characterized by a large number of small, narrowly specialized and sometimes isolated manufacturers and craftsmen, privately owned retailers serving limited geographic markets and a few national catalogue distributors.

Management believes demand for clothing, accessories, furniture, travel and entertainment, etc., with a nostalgic American West theme is strong in the United States. Buyers who are looking for a way to embrace America’s Old West values and spirit comprise a solid market that is poorly served by the current industrial supply structure.

Potential Western enthusiasts include:

People working at making a living with some endeavor related to our Western American Heritage such as working Cowboys, museum directors, dude ranch owners, Western and country entertainers, horse trainers, etc.

Events and associations of specialty groups such as rodeo and cattlemen’s associations and horse breeders, Cowboy Action Shooting groups, team roping associations, Western movie fan clubs, collector’s groups, film festivals, Cowboy poetry gatherings, Mountain Man Rendezvous, Native American events, Civil War and Indian War Re-enactors, etc.

Individuals identified as Western Enthusiasts who enjoy the Western lifestyle, its clothing and jewelry, its furniture and décor, its dancing, its history, its art, its collectibles.

A recent study indicates that approximately 31% of the U.S. population qualifies as Western Enthusiasts. “Enthusiasts” expressed interest in at least three of the following:

Buying or wearing Western-style jewelry or accessories
Western arts or crafts such as pottery, hand-woven rugs or blankets
Vacation packages or travel destinations in the West
Western-style architecture, decorating, design
Entertainment and leisure activities such as Western-style dancing or Western music
Western horse-related activities such as rodeos or trail riding
Reading about the west
Reenacting and Mountain Man Rendezvous

This means that, applying the 31% estimate to 1998 census data, there are at least 84 million people in the United States who spend some portion of their disposable income every year on Western related goods or services. The study group identified this growing interest in the Western icon a strong trend with “real staying power.”3

[2] United States Department of Commerce, August 30,2001 retail e-commerce second quarter 2001 announcement
[3] 1993 study by Yankelovich Partners

TheAmericanWest.com

The Service Model/Price Schedule

Merchant Product Information

TheAmericanWest.com works with merchants to prepare the presentation of each merchant’s products, complete with photos and prices. This presentation is integrated into TheAmericanWest.com’s internet storefront. Manufacturers desiring a more elaborate presentation of their products may be charged a fee to cover the graphic design and programming costs.

Buyers can order items through the automated shopping cart integrated into The American West.com internet storefront. Because of the low marginal cost of distribution, TheAmericanWest.com is able to offer most items below normal retail prices. Orders are forwarded to merchants, who ship directly to buyers. Payment is made to TheAmericanWest.com, who forwards payment, less a minimum of 20% sales commission to merchants once buyers receive the merchandise.

Auction site

Sellers pay a small fee to list items for sale and a percentage of the selling price when a transaction is concluded. Buyers pay nothing to browse the site or purchase items, but must register to complete any transactions. The actual transaction, including payment and shipment is conducted directly between buyer and seller without involving TheAmericanWest.com. Future customer service enhancements may include shipping assistance and finance mechanisms.

The auction fee structure is:

Item Price	Listing Fee	Transaction Fee
	(based on initial asking price of item)	(based on final selling price)
Under $10	$0	10%
$10 - $100	$1	5%
		(added to amount over $10)
$100 - $500	$5	2.5%
		(added to amount over $100)
Over $500	$10	1.25%
		(added to amount over $500)

Sellers may also pay extra for special font size or bolding, featured auction item advertisements, etc. The description and costs for these items have not yet been established.

The auction is currently out-sourced with revenue going to that provider. Once sufficient site traffic interested in the auction of western theme products develops the auction will revert to The American West and revenue therefrom retained as indicated above.

TheAmericanWest.com

COMPETITION: Any channels through which sellers move Western related goods and services potentially competes with that provided by TheAmericanWest.com. Business-to-consumer channels include traditional retail outlets, catalogue sales, and Western related web sites. Person-to-person channels include classified ads, garage sales, and flea markets.

The Internet venue is far superior to all physical site outlets for the sale of services and any goods that do not require presale “touch” or “taste” testing. Traditional outlets tend to be fixed-capital intensive, requiring pre-investment in real estate and inventories. They are thus more expensive and more rigid, i.e., less able to respond quickly to changes in demand. Unlike Internet based businesses which are characterized by very small marginal costs, they are less able to make small incremental increases in capacity, and less able to realize on-going economies of scale. Geographic market boundaries and high costs of disseminating information regarding their product offering to a prospective client base also limit them.

There is some Western goods presence already on the Internet as barriers to entry are very low. However, most are either individual merchant sites or “posting” boards which charge merchants to advertise or install links to their own sites. We found no auction sites devoted exclusively to the Western goods niche. We have located a few potential sites as competition, Cowboy.com, and Readthewest.com which are primarily search engines, Western2.com, TheWest.com and Westlife.com that claim to be the central clearinghouse for “all things Western”. They provide no sense of community, stale inventories with a diluted Western format. Most tend to have the feel of static order forms. Many of them are difficult to find, having non-descriptive addresses. It is our opinion that they are poorly organized. Some of these sites may have the potential to grow into more viable commercial forums and compete for sales with The American West.com.

TheAmericanWest.com currently is streaming full length Western movies through Yahoo.com, has its an internet based radio station provided by Live365.com, unique electronic post cards available through The American West.com, on-line auction provided through ebay.com, free e-mail available through The American West.com, and web design services for custom product presentations on The American West.com . The American West.com does not have any exclusive agreements with these providers. These content providers could make the content unavailable at any time without notice or charge fees for use that would significantly impact The American West.com’s ability to provide these features.

TheAmericanWest.com

(d)

Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as advertising, personal contacts by sales representatives, etc.), how its marketing structure operates or will operate and the basis for its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The company will implement a multi-faceted marketing strategy to attract and maintain a wide customer base.

1. CUSTOMER INCENTIVES

This includes free merchant set up services (standard presentation), free e—mail.

2. MEDIA ADVERTISING

The company currently advertises in a number of targeted publications. Print advertising will be increased and coordinated with other marketing activities after completion of planned web site improvements and completion and testing of the auction site. Third quarter operations plan includes a large scale advertising campaign, focusing primarily on building awareness of the auction site. Targeted radio spots, coordinated with significant industry events such as major stock shows, Cowboy Action Shooting competitions, re-enactments, rendezvous, gatherings, auctions and rodeos are also in the planning stages.

3. EVENTS

A major thrust of the Company’s marketing effort includes visible participation in events attended by large numbers of merchants and Western enthusiasts. These include: stock shows, historical reenactments, rodeos, county fairs, trade shows, etc. The Company intends to sponsor some of the more significant events such as the Western Design Conference, Golden Boot Awards, and annual historical events presented by the National Parks Associations. In the ramp up stages, the Company’s booths at selected events will feature on-line demos and training with incentives for “signing on” to the web community.

4. INTERNET ADVERTISING

TheAmericanWest.com will be promoted through strategic advertising and sponsorship placements on high-traffic web sites and linking to other related sites such as those promoting significant industry events. An outside agency specializing in Internet marketing may be used to execute the Company’s “on-line” marketing activities, which are designed to drive Internet “browsers” to the site by, e.g., adding TheAmericanWest.com listing to all major search engines such as Lycos, Infoseek, and Alta Vista, as well as ensuring presence on other relevant sites and directories throughout the Internet.

5. ON-SITE MARKETING PROGRAMS

The Company will engage in a number of promotional activities within its web site including featured, specially priced items, awards of promotional items with minimal purchases or auction placements.

TheAmericanWest.com

(e)

State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Question 3 (e) is shown in content for continuity; and, is not applicable regarding TheAmericanWest.com as TheAmericanWest.com does not currently have a backlog of written firm orders, and does not have any comparative data for the recent year.

(f)

State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been on the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

	Current Number	Number of Employees
Type of Employee	of Employees	Within Next 12 Months

Administrative	3	3
Operations	2	3
Clerical	1	1

TOTAL	6	7

NOTE:

The current administrative employees are officers of the company and provide services on a part-time basis as needed based on their availability.

All non-officer compensation has been paid for by the company president.

Currently, only one operations employee is full time and the remaining employees are part time. None of the company's employees are subject to collective bargaining agreements.

The company does not have and does not intend to have any supplemental benefits or incentive agreements with any of its employees.

(g)

Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the source of financing it expects to use in obtaining these properties, whether by purchase, lease, or otherwise.

The company president is currently providing office facilities for TheAmericanWest.com. No rent is being paid to the president at this time.

TheAmericanWest.com

(h)

Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentially agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

TheAmericanWest.com has not filed any patent applications with respect to its business; and; does not expect to have any dependency upon patents, copyrights, trade secrets, know-how, or other proprietary information in the operation of its business.

TheAmericanWest.com does not specifically expend financial resources for research and development. Market research undertaken by TheAmericanWest.com primarily consist of available and published resources, whereas expenditures to acquire or use these materials is minimal.

(i)

If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effect or potential effects upon the Company.

TheAmericanWest.com's business, products, or properties are not currently known to be subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies.

(j)

State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

TheAmericanWest.com does not have any subsidiaries.

(k)

Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in the Offering Circular accordingly).

TheAmericanWest.com has had no material events (including material mergers or acquisitions) since its inception, nor are any mergers, acquisitions, spin-offs, etc. pending or anticipated in the foreseeable future.

TheAmericanWest.com

4 (a).

If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

		# of Months
		after filing
	Manner of Occurrence/	when should
Event or Milestone	Method of Achievement be accomplished

Infrastructure setup	Management to finalize plans and initiate recruiting	3
	of marketing and web site programming personnel.
	Advertisement/solicitation for positions completed.

Staffing	Marketing and web site programming positions filled.	6

Merchant acquisition	Marketing to continue acquiring viable merchant candidates	9
	and maintaining/expanding active merchants using the
	facilities of TheAmericanWest.com web site. The capital
	required to complete this is estimated to be $30,000 over
	a 12 month period predominately as wages to marketing person.

Web Site enhancements	Web site programmers complete The Old West Community	12
	and Old West Town facilities on TheAmericanWest.com site;
	providing information and entertainment for purveyors and
	buyers of everything Old West. The capital required to
	complete this is estimated to be $15,000 over a 3 month period,
	predominately as wages to a programming person.

Auction site completion	Web site programmer completes revisions to the Auction Site
	component of TheAmericanWest.com site; facilitating	14
	person-to-person trading. The capital required to complete this
	is estimated to be $10,000 over a 12 month period, predominately
	as wages to marketing person.

"Blitz" advertisement	Marketing to complete multi-faceted marketing campaign;	16
	customer incentives, media advertising, event, Internet
	advertising, on-site programs, and personalized programs.
	The capital required to complete this is estimated to be $20,000 to
	$50,000 over a 12 month period, predominately as advertising
	and event participation.

Currently, The American West.com has no commitments from any sources to provide the capital needed to implement these milestones. The company continues to rely on loans from the President to continue operations. The timelines indicated above are merely estimates by management.

TheAmericanWest.com

4 (b).

State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs.

Infrastructure setup

The current Directors and Officers of TheAmericanWest.com must ensure development and staffing plans are complete and implementation begins. Although TheAmericanWest.com has conducted operations to a level sufficient to realize income, profitability will not be achieved until such time as current operations, as well as clients, are expanded in compliance with the business strategy. A delay in the completion of this event should not affect liquidity, yet may cause a corresponding delay in TheAmericanWest.com's ability to achieve anticipated and necessary levels of sales to achieve profitability.

Staffing

Marketing personnel and web site programmers are needed to accomplish TheAmericanWest.com's business plans. Neither the solicitation and retention of merchants, nor the attraction and sales to consumers, to the level necessary to achieve profitability, can be undertaken until staffing has been completed. A delay in the completion of staffing will not impact liquidity, yet will delay TheAmericanWest.com's ability to achieve desired levels of profitability.

Merchant acquisition

The identification, solicitation, and acquisition of merchandisers for TheAmericanWest.com web site is an ongoing event, which has been conducted and accomplished to date with reasonable success. Marketing must continue and expand this activity to ensure existing and planned facilities and services of TheAmericanWest.com are fully exploited. Liquidity, as well as profitability, of TheAmericanWest.com may be adversely impacted if delays are encountered in the conducting of this activity; in part, due to additional operating costs gained with the hiring of additional personnel.

Web Site enhancements

Enhancements to TheAmericanWest.com web site, Old West Community and Old West Town, will provide informational and entertainment facilities expected to increase consumer visitation to the site. A delay in completing this event will correspondingly delay the ability to increase profits, and may also impact TheAmericanWest.com's liquidity due to increased operating costs as related to the programming development project continuing beyond expected completion date.

Auction site completion

The Auction Site is one of three components of the Old West Town facility. Delaying completion of this event delays facilitating person-to-person trading at the TheAmericanWest.com web site; and, therefore, impact anticipated revenues expected. Liquidity will be impacted if the Auction Site development project extends past planned completion dates due to increased programming development costs.

"Blitz" advertisement

Marketing completion of the "Blitz" advertisement campaign is necessary to ensure merchants, businesses, and persons are aware and avail themselves of the facilities of TheAmericanWest.com. A delay in the completion of this advertising event impacts The AmericanWest.com's visibility, and therefore the capability to increase sales, increase revenues and profitability. Liquidity is impacted where marketing expenses continue significantly beyond scheduled completion of this event.

TheAmericanWest.com

11.

Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any not, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

In the opinion or TheAmericanWest.com's management, neither cash flow nor liquidity problems are anticipated within the next 12 months at the current level of operations. The president of TheAmericanWest.com has provided and will continue to provide funding for operations. Neither the president nor any other officer of TheAmericanWest.com has entered into any formal agreement to provide funding or loans.

DESCRIPTION OF SECURITIES

14.

The securities being offered hereby are:
[ X	]	Common Stock [ ] Preferred or Preference Stock	[	]	Notes or Debentures
[	]	Units of two or more type of securities composed of:
[	]	Other:

TheAmericanWest.com has 25,000,000 common shares authorized; 9,984,501 shares of common stock are issued and outstanding.

No sale of securities is authorized by this filing. The common stock of the Company is being registered under Section 12(g) of the Securities Exchange Act of 1934.

15.

These securities have:
[	]	Cumulative voting rights
[	]	Other special voting rights
[	]	Preemptive rights to purchase in new issues of shares
[	]	Preference as to dividends or interest
[	]	Preference upon liquidation
[	]	Other special rights or preferences (specify):

The securities have none of the above special rights or preferences.

16.

Are the securities convertible? [ ] Yes [ X ] No
If so, state conversion price or formula:	Date when conversion becomes effective:
.	Date when conversion expires:

TheAmericanWest.com

17(a).

If securities are notes or other type of debt securities:
1. What is the interest rate? If interest rate is variable or multiple rates, describe: _____
2. What is the maturity date? If serial maturity dates, describe: _______
3. Is there a mandatory sinking fund? Describe: _______
4. Is there a trust indenture? Name, address and telephone number of Trustee: _____
5. Are the securities callable or subject to redemption? Describe, including redemption prices: ____
6. Are the securities collateralized by real or personal property? Describe: ______
7. If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________
How much indebtedness shares in right of payment on an equivalent basis? $___________
How much indebtedness is junior (subordinated) to the securities? $___________

Question 17(a) is shown in content and format for continuity; and, is not applicable regarding TheAmericanWest.com as securities are not notes or other types of debt securities.

17(b).

If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earning" means pre-tax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Question 17(b) is shown in content for continuity; and, is not applicable regarding TheAmericanWest.com as securities are not notes or other types of debt securities.

18.

If securities are Preference or Preferred stock:
Are unpaid dividends cumulative?	[	]	Yes	[	]	No
Are securities callable?	[	]	Yes	[	]	No
Explain:

Note:

Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of Preferred or Preference Stock, notes or other securities being offered.

Question 18 is shown in content for continuity; and, is not applicable regarding TheAmericanWest.com as securities are not Preference or Preferred Stock.

19.

If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

TheAmericanWest.com is offering shares of Common Stock, and has entered into no loan or financing arrangements or otherwise that would place restrictions on dividends or the ability to declare dividends.

20.

Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: $ (216,808)

TheAmericanWest.com

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28.

If the company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

TheAmericanWest.com has never paid dividends. At present, TheAmericanWest.com does not anticipate paying any dividends on its common stock in the foreseeable future and intends to devote any earnings to the development of the TheAmericanWest.com’s business.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.

Chief Executive Officer	Title: Chief Executive Officer
Name: Charles Frederick Brooks	Age: 59
Office Street Address: 12691 Apple Valley Road
Apple Valley, California 92308
Telephone: (760) 240-2401

Charles Frederick Brooks

Mr. Brooks obtained his bachelor’s degree from Cal State Long Beach and his MBA from Cal State Fullerton.

As a consultant, Mr. Brooks recently completed a project in Lake Lanier Islands, GA where he completed the Master Plan for expansion of a resort, including additional hotel, dining, guest entertainment and retail shopping which entailed a complete redo of all graphics on site as well as coordination with architects, cost estimation and interfacing with designers through the entire process, including overseeing associated proformas.

He has an extensive background in the entertainment industry with positions as Vice President of Project Delopment and Operations with Blockbuster Entertainment Corporation. Upon the merger of VIACOM, Paramount Studios, and Paramount Parks, Inc and Blockbuster Entertainment Corp., Mr. Brooks was asked by the Chairman of the Board of Paramount Parks to coordinate a joint venture project in Las Vegas between the Hilton Gaming Corporation and Paramount Parks, Inc. In 1992, he took over the management of Wet ‘N Wild conducting projects relative to strategic business planning of the Florida park. Mr. Brooks was recruited by Bob Snow, developer of Church Street Station in Florida to be the Project Director of the Las Vegas based Main Street Station which included a hotel, casino and three restaurants. As an Executive Vice President with Battaglia which is recognized as one of the more prominent thematic design firms of themed entertainment complexes throughout the world, he was overall administrator of all departments including finance, production marketing and real estate operations. He also directed the design of projects in the Philippines, Kobe, Japan and Seoul, Korea during this time.

As the founder of Brooks and Associates in Newport Beach, CA his consulting firm offered design and operational consulting services to owners and operators of themed entertainment projects whose clients ranged from the U. S. Park Service to Ringling Bros. and ABC. Mr. Brooks was with Walt Disney Production for 11 years and became their Manager of Project Development. This "guest " experience is what keeps customers coming back again and again.

TheAmericanWest.com

30.

Chief Operating Officer	Title: President/Founder
Name: John A. Schaffer	Age: 46
Office Street Address: 12691 Apple Valley Road
Apple Valley, California 92308
Telephone: (760) 240-2401

John A. Schaffer
President, Chairman of the Board of Directors

John A. Schaffer founded TheAmericanWest.com in 1999. He formed Schaffer Real Estate and Investment Company in 1988. Mr. Schaffer has sponsored or participated in the primary management of over 35 California General Partnerships, PPO/California limited partnerships, various corporations and Colorado limited liability companies involved in real estate investment and/or development, many with an Old West entertainment theme. Currently, Mr. Schaffer is the vice president of Gold Camp Cripple Creek Colorado, Inc. which is a project to develop land in Colorado into a western themed hotel and casino. Mr. Schaffer has extensive contacts in the Western goods industry through his affiliation and involvement with dozens of related associations, clubs and foundations.

31.

Chief Financial Officer	Title: Chief Financial Officer
Name: Greg Hillers	Age: 51
Office Street Address: 12691 Apple Valley Road
Apple Valley, California 92308
Telephone: (760) 240-2401

Greg Hillers

Mr. Hillers has a bachelor's degree in Mathematics and has completed the coursework towards his MBA with an emphasis on quantitative analysis. For the past two years he has been the Controller for the Jess Ranch Development Co. in Apple Valley, CA as well as Owner and General Manager and of the Fresh Harvest Bakery in for over ten years. He has also been the Controller for Raging Waters in San Dimas for a year and three years as Controller for Jessie Lord, Inc. in Torrance, CA

32.

Other Key Personnel

None

TheAmericanWest.com

DIRECTORS OF THE COMPANY

33.

Number of Directors: 6
If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Directors and Executive Officers

Name	Age	Position

John Schaffer	46	President & Chairman of the Board

Gary Ledford	55	Vice Chairman

Dorothy J. Cornish	82	Treasurer

Roy "Dusty" Rogers, Jr.	54	Advisor

Ed Beesley	50	Advisor

Sam Konswa	36	Advisor

The Directors named above will serve until the next annual meeting of the Company’s shareholders. Thereafter, Directors will be elected for one-year terms at the annual shareholder’s meeting. Officers will hold their positions at the appointment of the board of directors.

John Schaffer

Founded TheAmericanWest.com in 1999. He formed Schaffer Real Estate and Investment Company in 1988, after a 20+ year career in real estate in southern California. Mr. Schaffer has sponsored or participated in the primary management of over 35 California General Partnerships, PPO/California limited partnerships, and Colorado limited liability companies involved in real estate investment and/or development, many with an Old West entertainment theme. Mr. Schaffer has extensive contacts in the Western goods industry through his affiliation and involvement with dozens of related associations, clubs and foundations.

Gary Ledford

Mr. Ledford is the President and CEO of Jess Ranch Development Company, Inc., and Chairman of Jess Ranch, a California corporation. His responsibilities are centered around the portfolio management associated with development of the 1400 acre Jess Ranch into a Planned Retirement Community. He has an extensive background in Civil Engineering and Construction, having responsibility for the design, engineering, or construction of over $200 million in construction projects. Mr. Ledford is past President of several California based entities including: Mojave Feed and Fuel Corp, Jess Ranch Water Company, LJ&J Investment Co, Inc., Apple Valley Christian Care Centers, Inc., High Desert Cultural Arts Foundation, and Victor Valley Museum Association.

TheAmericanWest.com

Dorothy J. Cornish

Mrs. Cornish was Treasurer with the Apple Valley Chamber of Commerce in California, and was the first honorary Mayor of that city. Before her retirement, she held numerous positions of responsibility in the accounting/bookkeeping field including one with the U.S. Navy in Japan and owned several businesses including a feed store, a moving company, a dress shop, and a restaurant, all in southern California.

Roy "Dusty" Rogers, Jr.

As the son of the famed Western stars, Roy Rogers and Dale Evans, Dusty has a lifelong involvement with the American West. He has worked in the entertainment field since childhood, starring in TV and variety shows, films, making guest appearances at rodeos, talk shows, conventions, radio shows, recordings, shooting competitions, etc. He is also a published author, personal manager to both Roy and Dale, and President and Executive Director of the Roy Rogers - Dale Evans Museum in Victorville, California.

Ed Beesley

Ed Beesley is a Managing Vice President of Gartner. Gartner provides unrivaled thought leadership for more than 10,000 organizations, helping clients to achieve their business objectives through the intelligent and efficient use of technology. Ed has more than 25 years of experience in business and technology including retail, operations, distribution, finance, sales and marketing for fashion, consumer products and pharmaceutical companies. Prior to joining Gartner, Ed was Executive Vice President and Chief Technology and Operations Officer for Escada AG, a Munich based women's fashion company with annual sales of $993 million.

Ed received a bachelor's degree in economics from Rutgers University and earned a MBA in management from Fairleigh Dickinson University.

Sam Konswa

Mr. Konswa is the President of Paramount Investments, a financial consulting firm based in Seattle, Washington. Over the past decade, Mr. Konswa has become an industry leader through his work with major Wall Street firms including Shearson Lehman Brothers and Bear Stearns and his partnership at Hampshire Securities and Boston Group.

34.

Information concerning outside or other Directors (i.e., those not described above):

TheAmericanWest.com has no other Directors other than those previously described.

35(a).

Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

None of the officers or directors of TheAmericanWest.com have ever worked for or managed a company (including any separate subsidiary or division of a larger enterprise) in the same business as the Company.

TheAmericanWest.com

35(b).

If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion of trade secrets, know-how or other proprietary information.

None of the officers or directors of TheAmericanWest.com have ever worked for or managed a company (including any separate subsidiary or division of a larger enterprise) in the same business as TheAmericanWest.com. No non-compete or non-disclosure agreements exist between the management of TheAmericanWest.com and any prior or current employer.

35(c).

If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

TheAmericanWest.com was considered in the development stage through December 31, 1999, with initial operations beginning in January 1, 2000. As TheAmericanWest.com is not in the development stage and has begun conducting business operations, further response relating to Director or Officer experience in the management of any other company in the start-up or development phase is not applicable.

35(d).

If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

None of TheAmericanWest.com key personnel are consultants or other independent contractors.

None of the directors of the TheAmericanWest.com have been compensated for their services; which includes three advisors that serve as directors.

35(e).

If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

TheAmericanWest.com does not have key life insurance policies on any of its Officers, Directors, or key personnel.

36.

If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any such persons was a general partner at or within the last five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

TheAmericanWest.com management is aware of no petition under the Bankruptcy Act or any State insolvency law having been filed by or against TheAmericanWest.com or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer having been appointed by a court for the business or property of any such persons, or any partnership in which any such persons was a general partner at or within the last five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

TheAmericanWest.com

PRINCIPAL STOCKHOLDERS

37.

Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

TheAmericanWest.com was incorporated on March 30, 1999 with authorized shares of 25,000,000 common stock. Currently issued and outstanding stock is 9,984,501 shares of common stock issued or outstanding.

				Number of Shares
					After Offering
					If All
		Average Price	Number of Shares	% of Total	Securities	Percent
Name	Class of Shares	Per Share	Now Held	Outstanding	Sold	Of Total

John Schaffer	Common Stock	$0.001	9,500,000	95	9,500,000	95

Office Street Address: 12691 Apple Valley Road
	Apple Valley, California 92308
Telephone: (760) 240-2401

NOTE: This filing is not authorizing the sale of securities. The common stock of the Company is being registered under Section 12(g) of the Securities Act of 1934.

38.

Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 9,515,000 After offering: 9,515,000
(Assumes all options exercised and all convertible securities converted.)

NOTE: This filing is not authorizing the sale of securities. The common stock of the Company is being registered under Section 12(g) of the Securities Act of 1934.

TheAmericanWest.com

MANAGEMENT RELATIONSHIPS, TRANSACTIONS, REMUNERATION

39(a).

If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Dorothy J. Cornish and John A. Schaffer are mother and son.

39(b).

If the Company has made loans to or is doing business with any of its Officers, Directors, or key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

John Schaffer, the TheAmericanWest.com president, director and majority shareholder, has loaned the company significant working capital. The balances of $230,207 and $103,222 as of December 31, 2000 and 1999, respectively, are supported by promissory notes from TheAmericanWest.com, which bear interest at 10% per annum. $20,075 and $9,384 of interest expense have been recorded for the years ended December 31, 2000 and 1999, respectively. The notes are currently due on demand.

Neither the president nor any other officer of TheAmericanWest.com has entered into any formal agreement to continue to provide funding or loans.

39(c).

If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligation, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of TheAmericanWest.com Officers, Directors, key personnel, or 10% stockholders has guaranteed or co-signed any bank debt, obligation, or any other indebtedness pertaining to the company.

40.

(a). List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other

Charles Frederick Brooks	$0	$0
Chief Executive Officer

John A. Schaffer	$0	$0
Chief Operating Officer

Greg Hillers	$0	$0
Chief Financial Officer

(b). If remuneration is expected to change or has been unpaid in prior years, explain.
(c). If any employment agreements exist or are contemplated, describe:

There are no annuity, pension or retirement benefits proposed to be paid to Officers, Directors, or employees of TheAmericanWest.com in the event of retirement at normal retirement date pursuant to any existing plan provided by TheAmericanWest.com

No employment agreements currently exist or are contemplated until the company is profitable.

TheAmericanWest.com

41(a).

Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares. (0 % of total shares to be outstanding after completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders: Not applicable.

State expiration dates, exercise prices, and other basic terms for these securities: Not applicable.

41(b).

Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

41(c).

Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Common stock may be issued from time to time without action by the stockholders. The common stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of common stock in one or more series, with such voting powers powers, designations, preferences, rights and qualifications, limitations and restrictions thereof as shall be stated by the Board of Directors in resolution or resolutions adopted by them and authorized by the Articles of Incorporation and By-Laws of TheAmericanWest.com, Inc. Holders of the common stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation, nor to any right of subscription thereto, other to the extent, if any, the Board of Directors may determine from time to time.

42.

If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon termination.

TheAmericanWest.com is dependent on the availability of services from personnel in specific assignments. Specific skills required in such assignments are not such that terminated personnel will have an advantage as to competition with the company. No specific arrangements with any personnel have been made, or are presently contemplated.

LITIGATION

43.

Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors, or other key personnel. State the name of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extend feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The officers and directors of TheAmericanWest.com are aware of no past, pending or threatened litigation or administrative action which would have any material effect upon the company's business, financial condition, or operations, including any such litigation or action involving the company's officers, directors, or other key personnel.

TheAmericanWest.com

MISCELLANEOUS FACTORS

45.

Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

TheAmericanWest.com is not aware of any additional or miscellaneous factors, either adverse or favorable, which are necessary to clarify, make complete or not misleading, such information provided in this document..

MANAGEMENT'S DISCUSSION//ANALYSIS OF RELEVANT FACTORS

47.

If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Losses from operations as shown in TheAmericanWest.com's financial statements are the result of organizational costs and expenditures for web site development. The nature of these specific start-up costs and expenditures is that they are non-recurring.

48.

Describe any trends in the Company's historical operating results. Indicate changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of impact.

TheAmericanWest.com management is aware of no significant trends of operational results, nor changes in the underlying economics of the industry or the Company's business, which will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months.

TheAmericanWest.com does not currently have any commitments and/or agreements related to business relationships, business partnerships and acquisitions other than those with merchants offering products through the TheAmericanWest.com internet store. The company may act upon an opportunity for a beneficial business relationship that becomes available TheAmericanWest.com in the future. No such opportunities are known to be available at this time.

TheAmericanWest.com has no material commitments for capital at this time. Current, funding for operations has been provided as loans from the company president. No commitments are in place to continue this financing.

TheAmericanWest.com

49.

If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 22% What is anticipated gross margin for next year of operations? 22% If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

TheAmericanWest.com management does not anticipate a change in gross margin as a percentage of sales.

TheAmericanWest.com is not aware of a source or sources for acquiring comparative gross margin figures for the industry.

50.

Foreign sales as a percent of total sales for last fiscal year: 7%
Domestic government sales as a percent of total domestic sales for last fiscal year: 0%
Explain the nature of these sales, including any anticipated changes:

TheAmericanWest.com has been considered in the development stage through December 31, 1999. Initial operations began January 1, 2000 and are, and have been, limited to consumers in the domestic United States markets. Except that sales are Internet based and, by such nature, global access to any interested consumer provides a resultant small percentage for foreign sales. TheAmericanWest.com has had no government sales during this initial year of operation.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Identify the principal market or markets where the small business issuer's common equity is traded. If there is no public trading market, so state.

There is currently no public market for the TheAmericanWest.com's stock.

Legal Proceedings

Identify any pending legal proceeding to which the same business issuer is a party; name of court or agency, date proceeding began, principal parties, description of underlying facts, relief sought.

There are no legal proceedings pending or threatened against TheAmericanWest.com.

Changes in and Disagreements with Accountants

As applicable; where changes in or disagreements with accountants on matters of accounting or financial disclosure pertain, or where a principal account currently or in recent years resigned or was dismissed.

TheAmericanWest.com has had no changes in or disagreements with its Accountants since inception.

TheAmericanWest.com

Recent Sales of Unregistered Securities

Provides information for all securities that the small business issuer sold within the past three years without registering the securities under the Securities Act.

During May 1999, the Company completed an offering that was registered with the State of Nevada pursuant to NRS 90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company sold 484,501 shares of its $0.001 par value common stock at a prices ranging from $0.03 to $1.00 per share for total cash of $50,700.

All investors were non-institutional, consisting of individuals, one director (Roy Rogers Jr.), three small family trusts and one relative of the president.

Exemptions being non-exclusive the following factors are relevant:

An aggregate of only $50,700 was sold in the private offering and no prior offerings have been made by the company.; The offering was sold to a total of sixty (60) investors.; No commissions were paid.; No advertisements were made.; Each purchaser had adequate access to company information.

The Company issued 105,000 warrants to investors as enticements for investing. The warrants are considered anti-dilutive as of December 31, 2000 and 1999 due to net operating losses. All 105,000 warrants have expired by their terms unexercised.

Indemnification of Directors and Officers

States any statute, charter provision, by-law, or other arrangement insures or indemnifies a controlling person, director or officer which affects liability in that capacity.

So far as permitted by the Nevada Corporations Code, the Company’s Articles of Incorporation provide that the Company will indemnify its Directors and Officers against expenses and liabilities they may incur and defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company Directors or Officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, (collectively, the “Acts”) may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

TheAmericanWest.com

PART F/S

FINANCIAL STATEMENTS

CONTENTS

Document	Page

Cover Page	F-1
Independent Auditor's Report	F-2
Balance Sheet	F-3
Statement of Operations	F-4
Statement of Stockholders Equity	F-5
Statement of Cash Flows	F-6
Notes to Financial Statements	F-7 through F-10
Financial Statements for the three month period
ended March 31,2001 (unaudited)	F11 – F-14

THEAMERICANWEST.COM

FINANCIAL STATEMENTS

Balance Sheets
as of
December 31, 2000 and 1999

and

Statements of Income,
Stockholders' Equity, and
Cash Flows
for the years ended
December 31, 2000 and 1999

BECKSTEAD & Associates
Certified Public Accountant
330 E. Warm Springs
Las Vegas, NV 89119
702.528.1984
425.928.2877 (efax)

INDEPENDENT AUDITOR’S REPORT

March 30, 2001

Board of Directors
TheAmericanWest.com, Inc.
Las Vegas, NV

I have audited the Balance Sheets of TheAmericanWest.com, Inc. (the “Company”), as of December 31, 2000 and 1999, and the related Statements of Operations, Stockholders’ Equity, and Cash Flows for the years then ended. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the balance sheets of TheAmericanWest.com, Inc. as of December 31, 2000 and 1999, and its related statements of operations, equity and cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

\S\ G. Brad Beckstead
Beckstead & Associates

	TheAmericanWest.com, Inc.
	Balance Sheet
	December 31, 2000 and 1999

	2000	1999

Assets

Current Assets
Cash	$ 1,096	$ 2,617

Total Current Assets	1,096	2,617

Fixed assets, net	7,871	7,046
Web development, net	9,667	12,567

Other assets	950	950

	$ 19,584	$ 23,180

Liabilities and Stockholders' Equity (Deficit)

Current Liabilities
Accounts payable	$ 4,661	$-
Other current liabilities	1,524	-
Total Current Liabilities	6,185	-

Loans from officer	230,207	103,222

Total liabilities	236,392	103,222

Stockholders' Equity
Common Stock, $.001 par value, 25,000,000
shares authorized, 9,984,501shares issued
and outstanding	9,985	9,985
Additional Paid-in Capital	50,216	50,216
Accumulated Deficit	(277,009)	(140,243)
	(216,808)	(80,042)

	$ 19,584	$ 23,180

The accompanying notes are an integral part of the financial statements.

	TheAmericanWest.com, Inc.
	Statements of Operation
	Years Ended December 31, 2000 and 1999

	2000	1999

Revenue	$ 60,145	$3,393

Cost of goods sold
Purchases	47,576	4,500
Internet fees	4,821	8,858
Commissions	38	-
Total cost of goods sold	52,435	13,358

Gross profit (loss)	7,710	(9,965)

Expenses
General and administrative	92,290	92,354
Selling and marketing expenses	21,517	26,364
Depreciation and amortization	4,860	2,176
Total expenses	118,667	120,894

Other income or (expenses)
Interest income	2	-
Interest expense	(25,811)	(9,384)
Total other income	(25,809)	(9,384)

Net (loss)	$ (136,766)	$ (140,243)

Weighted average number of
common shares outstanding - basic and fully diluted	9,984,501	9,984,501

Net (loss) per share - basic and fully diluted	$ (0.01)	$ (0.01)

The accompanying notes are an integral part of the financial statements.

		TheAmericanWest.com, Inc.
	Statements Changes in Stockholders' Equity
	Period From Inception (March 30, 1999) to December 31, 2000

				Deficit
				Accumulated
			Additional	During the	Total
	Common Stock		Paid-in	Development	Stockholders'
	Shares	Amount	Capital	Stage	Equity

May 5, 1999
Founders shares
Issued for services	9,500,000	$9,500	$-	$-	$9,500

May 5, 1999
Shares issued for cash
pursuant to Rule 504 offering	484,501	485	50,215		50,700

Net (loss) for the period ended
December 31, 1999				(240,243)	(240,243)

Balance, December 31, 1999	9,984,501	9,985	50,215	(240,243)	(180,043)

Net (loss) for the year ended
December 31, 2000				(136,766)	(136,766)

Balance, December 31, 2000	9,984,501	$ 9,985	$ 50,215	$ (377,009)	$ (316,809)

The accompanying notes are an integral part of the financial statements.

	TheAmericanWest.com, Inc.
	Statements of Cash Flows
Years Ended December 31, 2000 and 1999

	2000	1999

Cash flows from operating activities
Net (loss)	$ (136,766)	$(140,243)
Depreciation and amortization expense	4,860	2,176
(Increase) in other assets	-	(950)
Increase in accounts payable	4,661	-
Increase in other current liabilities	1,524	-
Net cash (used in) operating activities	(125,721)	(139,017)

Cash flows from investing activities
Purchase of website	-	(14,500)
Purchase of fixed assets	(2,785)	(7,289)
Net cash (used in) investing activities	(2,785)	(21,789)

Cash flows from financing activities
Loan from officer	126,985	112,723
Issuance of common stock	-	50,700
Net cash provided by financing activities	126,985	163,423

Net increase (decrease) in cash	(1,521)	2,617
Cash - beginning	2,617	-
Cash - ending	$ 1,096	$ 2,617

Supplemental disclosures
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

Non-cash transactions
Value of shares issued for services	$ -	$ 9,500
Number of shares issued for services	-	9,500,000

The accompanying notes are an integral part of the financial statements.

TheAmericanWest.com, Inc.
Notes to Financial Statements

Note 1 – Summary of significant accounting policies

Organization

The Company was organized on March 30, 1999 (Date of Inception) under the laws of the State of Nevada. The Company is authorized to issue 25,000,000 shares of $0.001 par value common stock.

Through December 31, 1999, the Company had been in the development stage. Effective January 1, 2000, the Company commenced significant operations and was no longer considered to be in the development stage.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents.

Equipment

Property and equipment are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation is calculated using the straight-line method over the estimated useful lives as follows:

Office equipment	5 years

Revenue recognition

The Company recognizes revenue from product sales when the products are shipped and title passes to customers. Outbound shipping charges are included in net sales. The Company provides an allowance for sales returns based on historical experience.

Under an agreement with third parties, the Company acts as an agent for the sale of certain products ordered on its Web site. For such arrangements, the Company records the net amount of revenue earned as commissions on transactions rather than the gross amount of product sales and related costs.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (“SAB 101”), “Revenue Recognition in Financial Statements”. SAB 101, as amended, summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements and provides guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. The Company adopted SAB 101 in the year ended December 31, 1999. Adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

Cost of Sales

Cost of sales consists of the purchase price of products sold, inbound and outbound shipping charges, packaging supplies and costs associated with service revenues and marketplace business. Outbound shipping charges and the cost of tangible supplies used to package products for shipment to customers totaled $633 and $26 in 2000 and 1999, respectively.

Advertising Costs

The Company expenses all costs of advertising as incurred. Advertising costs totaled $21,517 and $26,364 for the years ended December 31, 2000 and 1999, respectively.

TheAmericanWest.com, Inc.

Notes to Financial Statements

Website Development Costs

The website will comprise multiple features and offerings that are currently under development, and it is anticipated that the offerings will require future development and refinement. In connection with the development of its website, the Company will incur external costs for hardware, software, and consulting services, and internal costs for payroll and related expenses of its technology employees directly involved in the development.

In March 2000, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF Issue 00-2, "Accounting for Web Site Development Costs." This consensus provides guidance on what types of costs incurred to develop Web sites should be capitalized or expensed. The Company adopted this consensus effective for the year ended December 31, 1999. During 1999, the Company capitalized $14,500 of Web site development costs.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2000 and 1999. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Impairment of long lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company measures fair value based on quoted market prices or based on discounted estimates of future cash flows. Long-lived assets to be disposed of are carried at fair value less costs to sell. No such impairments have been identified by management at December 31, 2000.

Earnings per share

The Company follows Statement of Financial Accounting Standards No. 128. “Earnings Per Share” (“SFAS No. 128”). Basic earning per common share (“EPS”) calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earning per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

Segment reporting

The Company follows Statement of Financial Accounting Standards No. 130, “Disclosures About Segments of an Enterprise and Related Information”. The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income taxes

The Company follows Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”) for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

TheAmericanWest.com, Inc.
Notes to Financial Statements

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent pronouncements

The FASB recently issued Statement No. 137, “Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133”. The Statement defers for one year the effective date of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income, if the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. The company does not expect SFAS No. 133 to have a material impact on earning s and financial position.

In May 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-14 (“EITF 00-14”), “Accounting for Certain Sales Incentives”. EITF 00-14 addresses accounting and reporting standards for sales incentives such as coupons or rebates that are provided by vendors or manufacturers and are exercisable by customers at the point of sale. In April 2001, the EITF delayed implementation of EITF 00-14, Accounting for Certain Sales Incentives, to coincide with the implementation date for EITF 00-25. The Company will adopt EITF 00-14 in the year ending December 31, 2002. The adoption of the recognition standards for liabilities is not expected to have a material effect on the Company's financial position or results of operations. The adoption in 2002 of the income statement display requirements of EITF 00-14 will have an immaterial effect on reported sales for the year ended December 31, 2001 and a corresponding immaterial decrease in selling, general and administrative expenses, with no effect on net income, as a result of reclassifications of prior year's consolidated financial statements for comparative purposes.

In April 2001, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board issued EITF 00-25, Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products. Under EITF 00-25, the cost of promotion activities offered to customers will be classified as a reduction in sales revenue. The Company is currently reviewing the rule and plans to adopt EITF 00-25, as required, in the first quarter of 2002. Adoption is not expected to change reported earnings.

Note 2 – Fixed Assets

The Company's fixed assets at December 31, 2000 consist of the following:

Office equipment	$10,074
Less: Accumulated depreciation	(2,203)
$ 7,871

Depreciation expense totaled $1,960 and $270 in 2000 and 1999, respectively.

Note 3 – Web Development Costs

The Company incurred and capitalized $14,500 in web development costs during the year ended December 31, 1999. Amortization expense totaled $2,900 and $1,933 in 2000 and 1999, respectively.

TheAmericanWest.com, Inc.

Notes to Financial Statements

Note 4 – Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. Since its inception, the Company has been engaged substantially in financing activities and developing its product line, incurring substantial costs and expenses. As a result, the Company incurred a net losses of $136,766 and $140,243 in 2000 and 1999, respectively. In addition, the Company’s development activities since inception have been financially sustained by debt and capital contributions from its officers, directors and shareholders.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to recover the value of its assets or satisfy its liabilities.

Note 5 – Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized. There are no deferred tax assets or liabilities due to net operating losses for the years ended December 31, 2000 and 1999.

Note 6 – Stockholders’ Equity

The Company is authorized to issue 25,000,000 shares of $0.001 par value common stock.

On May 5, 1999, the Company issued 9,500,000 shares of its $0.001 par value common stock to its founder for services valued at $9,500.

During May 1999, the Company completed an offering that was registered with the State of Nevada pursuant to NRS 90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company sold 484,501 shares of its $0.001 par value common stock at a prices ranging from $0.03 to $1.00 per share for total cash of $50,700.

Note 7 – Related party transactions

John Schaffer, the Company’s president, director and majority shareholder, has loaned the Company significant working capital. The balances of $230,207 and $103,222 as of December 31, 2000 and 1999, respectively, are supported by promissory notes from the Company which bear interest at 10% per annum. $20,075 and $9,384 of interest expense have been recorded for the years ended December 31, 2000 and 1999, respectively.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 8 – Commitments

The Company pays its partners commissions upon completion of certain sales under "participation" contracts. The Company paid total commissions of $38 and $-0- in 2000 and 1999, respectively. No commissions were payable as of December 31, 2000 and 1999.

	TheAmericanWest.com, Inc.
	Balance Sheet
	March 31, 2001 and 2000

	For the three month period ending
	March 31, 2001	March 31, 2000

Assets

Current Assets
Cash	$ 2779	$ (2,042)

Total Current Assets	2779	(2,042)

Fixed assets, net	7,871	7,046
Web development, net	9,667	11,600

Other assets	950	950

	$ 21,267	$ 17,554

Liabilities and Stockholders' Equity (Deficit)

Current Liabilities
Accounts payable	$ -	$-
Other current liabilities	403	2952
Total Current Liabilities	403	2952

Loans from officer	240,407	136,889

Total liabilities	240,810	139,841

Stockholders' Equity
Common Stock, $.001 par value, 25,000,000
shares authorized, 9,984,501shares issued
and outstanding as of March 31,2001	9,985	9,985
Additional Paid-in Capital	50,216	50,216
Accumulated Deficit	(279,744)	(182,488)
	(219,543)	(122,287)

	$ 21,267	$ 17,554

The accompanying notes are an integral part of the financial statements.

	TheAmericanWest.com, Inc.
	Statements of Operation
	3 month period ended March 31, 2001 and 2000

	For the three month period ending
	2001	2000

Revenue	$ 23,023	$7,330

Cost of goods sold
Purchases	11,998	6,197
Internet fees	720	832
Commissions	89	-
Total cost of goods sold	12,806	7,029

Gross profit (loss)	10,217	301

Expenses
General and administrative	9,907	31,249
Selling and marketing expenses	3,047	9,546
Depreciation and amortization	-	-
Total expenses	12,954	40,795

Other income or (expenses)
Interest income	2	2
Interest expense	0	(178)
Total other income	2	(176)

Net (loss)	$ (2,735)	$ (40,670)

Weighted average number of
common shares outstanding - basic and fully diluted	9,984,501	9,984,501

Net (loss) per share - basic and fully diluted	$ (0.01)	$ (0.01)

The accompanying notes are an integral part of the financial statements.

		TheAmericanWest.com, Inc.
	Statements Changes in Stockholders' Equity
	Period From Inception (March 30, 1999) to March 31, 2001

				Deficit
				Accumulated
			Additional	During the	Total
	Common Stock		Paid-in	Development	Stockholders'
	Shares	Amount	Capital	Stage	Equity

May 5, 1999
Founders shares
Issued for services	9,500,000	$9,500	$-	$-	$9,500

May 5, 1999
Shares issued for cash
pursuant to Rule 504 offering	484,501	485	50,215		50,700

Net (loss) for the period ended
December 31, 1999				(240,243)	(240,243)

Balance, December 31, 1999	9,984,501	9,985	50,215	(240,243)	(180,043)

Net (loss) for the year ended
December 31, 2000				(136,766)	(136,766)

Balance, December 31, 2000	9,984,501	$ 9,985	$ 50,215	$ (377,009)	$ (316,809)

Net (loss) for the period ended
March 31, 2000				(2,737)	(2,737)

Balance, March 31, 2001	9,984,501	$ 9,985	$ 50,215	$ (379,746)	$ (319,546)

The accompanying notes are an integral part of the financial statements.

Page F- 13

	TheAmericanWest.com, Inc.
	Statements of Cash Flows
3 Month period ended March 31, 2001 and 2000

	For the three month period ending
	2001	2000

Cash flows from operating activities
Net (loss)	$ (2,737)	$(40,670)
Depreciation and amortization expense	-	-
(Increase) in other assets	-	-
Increase in accounts payable	-	-
Increase in other current liabilities	(1,120)	2,952
Net cash (used in) operating activities	(3,857)	(43,622)

Cash flows from investing activities
Purchase of website	-	-
Purchase of fixed assets	-	2,040
Net cash (used in) investing activities	-	2,040

Cash flows from financing activities
Loan from officer	10,200	35,100
Issuance of common stock	-	-
Net cash provided by financing activities	10,200	35,100

Net increase (decrease) in cash	1,683	(4,659)
Cash - beginning	1,096	2,617
Cash - ending	$ 2,779	$ (2,040)

Supplemental disclosures
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

Non-cash transactions
Value of shares issued for services	$ -	$ -
Number of shares issued for services	-	-

The accompanying notes are an integral part of the financial statements.

INDEX TO EXHIBITS

		Exhibit Page #s	Document Page #s
(2)	Articles of Incorporation and By-Laws
	(i) Articles of Incorporation	A1 - A3	45 - 47
	(ii) By-Laws	NV Bylaws 1 - 11	48 - 58

(3)	Instruments defining the rights of security holders -	Incorporated by reference; see:
Exhibit 3(i) - Articles of Incorporation, Article Ten
Exhibit 3(ii) - By-Laws, Article 2, Section 6

(10)	Consent of Accountant	C1	59

(12)	Additional Exhibits
	Merchant's Agreement	M1 - M2	60 - 61
	Consignment Agreement	M3	62

DESCRIPTION OF EXHIBITS

(2)	(i) Articles of Invorporation	Articles of Incorporation of TheAmericanWest.com,
a Nevada corporation, as filed March 30, 1999.
	(ii) By-Laws	By-Laws of TheAmericanWest.com as adopted March 30, 1999
.

(3)	Instruments defining the	Included by reference, that portion(s) of Articles of Incorporation
	rights of security holders	and By-Laws stating specified security holders rights.

(10)	Consent of Accountant	The written consents of the accountant, whereby as to profession gives authority for the preparation or certification as to document content as subject to such consent and pertaining to this offering.

(12)	Additional Exhibts
	Merchant's Agreement	Form and content as to an Agreement between TheAmericanWest.com and individual Merchant's, as to terms and conditions for such facilities and services to be provided by TheAmericanWest.com, as well as the responsibilities of the Merchant.
	Consignment Agreement	Consignment agreement between TheAmericanWest.com and Blondie's of Santa Fe, New Mexico.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

REGISTRANT: TheAmericanWest.com

Date: October 10, 2001	By: \S\ John A. Schaffer
John A. Schaffer; President

Date: October 10, 2001	By: \S\ Charles Frederick Brooks
Charles Frederick Brooks; Chief Executive Officer

Date: October 10, 2001	By: \S\ Greg Hillers
Greg Hillers; Chief Financial Officer